UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 60,746,948/0001-12

R e l e v a n t F a c t

Banco Bradesco S.A. informs the Market, its stockholders and clients that the Company’s Board of Directors, in a meeting held on December 1, 2003, decided to submit to the appreciation of a Special Stockholders’ Meeting, to be held on December 17, 2003, among others, the following proposals:

  To group the 1,585,879,423,300 book-entry registered stocks, with no par value, of which 798,940,057,872 are common stocks and 786,939,365,428 are preferred stocks, the latter with no voting rights, representing the Capital Stock, in the proportion of 10,000 (ten thousand) stocks for 1 (one) stock of the respective type, converting them into 158,587,941 book-entry registered stocks, with no par value, being 79,894,005 common stocks and 78,693,936 preferred stocks, the latter with no voting rights, as stated in Article # 12 of the Law 6,404/76.

  In a search for best Corporate Governance practices:

  aiming to align major and minor stockholders’ interests:

  to add, to the existing preferred stock privileges, the right to be offered in an eventual public offering, resulting from the sale of the Company’s stock control (tag along), entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid for common stock that is part of the controlling capital;

  to set at 100% (one hundred per cent) of the price paid per common stock that is part of the controlling capital, the percentage to be paid to the remaining holders of other common stocks, in an eventual public sale of the Company’s stock control;

  to establish the Audit Committee, Compliance and Internal Control Committee and Remuneration Committee.

In relation to the proposal for stock grouping, and in compliance to the provisions of CVM Instruction # 358, as of January 3, 2003, the operation’s characteristics are as follows:

I. Objective:

  To adjust the stock unit price to a more adequate level, from the market point of view, given that a quotation expressed in currency full unit provides greater visibility when compared to a quotation per thousand stocks.

  To standardize the stock quotation basis in both domestic and international markets, since stocks are currently quoted per thousand stocks in the Domestic Market – BOVESPA, and, in the International Market, per five thousand stocks for each ADR - American Depositary Receipt (NYSE) and per thousand stocks for each DR - Depositary Receipt (Latibex).

  To reduce operating costs and increase the efficiency of the stockholders information registering system.

II. Grouping Proportion:

Stocks will be grouped in the proportion of 10,000 (ten thousand) stocks for 1 (one) stock and, upon the conclusion of the process, will only be traded in full unit.

III. Term for an Eventual Adjustment in Stockholders’ Positions

Upon the approval of the above mentioned transaction by the Central Bank of Brazil, the Company shall publish a Notice to the Market establishing a term not shorter than 60 (sixty) days as from the date of its publication, for stockholders to be able to, at their own discretion, adjust their stock positions, by type, in multiples of 10,000 (ten thousand) stock lots, through a trade at BOVESPA.

Stockholders, except for DR holders, may adjust their stock position through Brokerage Houses of their own choice.

The transactions performeed through Bradesco S.A. Corretora de Títulos e Valores Mobiliários, and exclusively over the necessary quantity for reaching the superior multiple of 10,000 stocks, will be exempt from paying brokerage and other related fees. Stockholders shall go to any branch of Bradesco’s Network to perform this transaction.

IV. Additional Procedures

Upon the termination of the established term for stockholders to adjust their stock positions, eventual fractional stocks will be separated, grouped in whole numbers, and sold in an Auction to be held at the São Paulo Stock Exchange, being the respective amounts deposited into the banking accounts of holders of fractional stocks.

For stockholders whose accounts are inactive or whose registering information is not updated, the amount resulting from the sale of fractional stocks will be maintained available at the Company.

V. Holders of Depositary Receipts (DRs), traded in the USA and in Spain

Simultaneously to the transaction held in the Brazilian Market, and also observing the term to be established in accordance with item III above, the following procedures will be performed in the International Market:

  US Market (NYSE) – ADRs will be grouped in the proportion of 2 (two) ADRs for 1 (one) ADR;

  European Market (Latibex) – GDRs will be grouped in the proportion of 10 (ten) GDRs for 1 (one) GDR;

  Resulting fractional stocks, just as occurred in the Brazilian transaction, will be separated, grouped in whole numbers and sold in the respective Stock Exchanges, being the amounts resulting from the sale credited to the their holders.

Upon the completion of the transaction, the DRs – Depositary Receipts will be traded at the proportion of 1 (one) stock for 1 (one) DR, in the respective Markets.

VI. Documents Available to Stockholders

The proposals of the Board of Directors are available to interested parties both at the Company’s Stock and Custody Department, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, and at the São Paulo Stock Exchange (Bovespa), at Rua XV de Novembro, 275, Centro, São Paulo, state of São Paulo, besides being available at the Company’s website: www.bradesco.com.br in the Investor Relations Section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.